Australian Forest Industries
4/95 Salmon Street, Port Melbourne,
Victoria, Australia 3207

                                    April 11, 2008
David R. Humphrey
Branch Chief
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:          Australian Forest Industries
Item 4.02 Form 8-K
Filed April 7, 2008
File No. 0-25909

Dear Mr. Humphrey:

This is in response to your comment letter of April 8, 2008 to Michael Timms with respect to the above-referenced filings.  The numbered paragraphs below provide answers and explanations to the corresponding numbered questions and comments in your letter of April 8, 2008.  In addition to providing you with this letter, Australian Forest Industries (the “Company”) is:

●	simultaneously filing a current report on form 8-K/A, and

●	providing you, via Federal Express, with a copy of the current report on form 8-K/A marked to show changes from the current report on form 8-K that was filed on April 7, 2008.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Refer to the last paragraph of your disclosure.  We note that the amended Form 10-KSB for the fiscal year ended December 31, 2005, as filed with us on March 28, 2008, did contain an updated auditors’ report that references the restated financial statements for the years ended December 31, 2005 and 2004.  To the extent that your board of directors or authorized officers did discuss the restatement matters disclosed in your Item 4.02 Form 8-K with your auditors, Meyler & Company, LLC, in order to enable them to update their auditors’ report to make reference to the restated financial statements, please amend the Item 4.02 Form 8-K in its entirety to disclose this fact.  We may have additional comments after review of your response.

Our authorized officer has discussed the matters disclosed in our Form 8-K filing of April 7, 2008 with our independent registered accounting firm, Meyler & Company, LLC, ("Meyler"), and a letter from them is enclosed herein.  On August 24, 2006, we forwarded to Meyler the comment letter of August 8, 2006 from the Securities and Exchange Commission (the “Commission”).  On December 8, 2006, we forwarded financial information to Meyler.  During December of 2006, Meyler discussed the restatement with our Chief Financial Officer and Director and completed fieldwork in relation to the restatement.  The report in connection with the restated financials for the years ended December 31, 2005 and December 31, 2004 contains a duel date of December 29, 2006, which corresponds to Meyler completing its fieldwork to prepare restated financial statements.  Meyler has agreed to review the unaudited financial information to be included in the 2005 quarterly reports that we are amending.

2. Please provide the requested written representations as shown below.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope that the above letter and the Form 8-K/A satisfactorily address the comments and questions raised in your letter of April 8, 2008.  If you have any additional questions or comments, please do not hesitate to contact me or the Company’s counsel, William Rosenstadt (tel. 212-588-0022: email wsr@sovrlaw.com).

Best regards,

/s/ Michael Timms
Michael Timms
Chief Executive Officer, President

cc:           Ms. Beverly A. Singleton, Staff Accountant

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

                                                                                 April 11, 2008

Office of the Chief Accountant
Securities and Exchange Commission
460 Fifth Street N.W.
Washington, D.C.

Re: Australian Forest Industries, Inc.
      Commission File No. 000-25909

Dear Sirs:

We have reviewed the 8-K filed by Australian Forest Industries, Inc. relating to Item 4.02 of the form.  We wish to advise, that in December 2006, the financial statements for the year ended December 31, 2005 were restated as described in the 8-K filed on April 4, 2008.  The report contains a duel date, dated December 29, 2006, which corresponds to our completion of fieldwork in relation to the restatement.  Additionally, the 10-KSB filed for the year ended December 31, 2006 included the restated comparable December 31, 2005 financial statements.  The firm had discussions relating to the restatement with the Chief Financial Officer and Director.  He provided copies of additional documentation requested by the SEC and all matters relating to the restatement were discussed with him.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

                                                                               Very truly yours,

                                                                           /s/ Meyler and Company, LLC